SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for May 2022

São Paulo, June 6, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of May 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 124.5%. Total seats increased 125.1% and the number of departures increased by 130.9%. GOL's total demand (RPK) increased by 97.1% and the load factor was 77.3%.
|	GOL’s domestic supply (ASK) increased 110.0% and demand (RPK) increased by 82.3%. GOL’s domestic load factor was 76.3%. The volume of departures increased by 124.2% and seats increased by 118.7%.
|	GOL’s international supply (ASK) was 200 million, the demand (RPK) was 181 million and international load factor was 90.6%.

May/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	May/22	May/21	% Var.	5M22	5M21	% Var.	May/22 LTM	May/21 LTM	% Var.
Total GOL
Departures	15,850	6,864	130.9%	79,516	44,346	79.3%	169.,40	103,380	63.8%
Seats (thousand)	2,750	1,221	125.1%	13,883	7,776	78.5%	29,627	18,079	63.9%
ASK (million)	3,109	1,385	124.5%	16,146	9,277	74.0%	33,885	21,454	57.9%
RPK (million)	2,403	1,219	97.1%	12,881	7,550	70.6%	27,474	17,342	58.4%
Load factor	77.3%	88.0%	-10.7 p.p	79.8%	81.4%	-1.6 p.p	81.1%	80.8%	0.2 p.p
Pax on board (thousand)	2,025	1,060	91.0%	10,731	6,216	72.6%	23,331	14,339	62.7%
Domestic GOL
Departures	15,391	6,864	124.2%	77,901	44,346	75.7%	167,420	103,380	61.9%
Seats (thousand)	2,672	1,221	118.7%	13,604	7,776	75.0%	29,297	18,079	62.1%
ASK (million)	2,909	1,385	110.0%	15,461	9,277	66.7%	33,074	21,454	54.2%
RPK (million)	2,221	1,219	82.3%	12,316	7,550	63.1%	26,815	17,342	54.6%
Load factor	76.3%	88.0%	-11.6 p.p	79.7%	81.4%	-1.7 p.p	81.1%	80.8%	0.2 p.p
Pax on board (thousand)	1,955	1,060	84.3%	10,501	6,216	68.9%	23,063	14,339	60.8%
International GOL
Departures	459	0	N.A	1,615	0	N.A	1,920	0	N.A
Seats (thousand)	78	0	N.A	278	0	N.A	329	0	N.A
ASK (million)	200	0	N.A	685	0	N.A	810	0	N.A
RPK (million)	181	0	N.A	565	0	N.A	659	0	N.A
Load factor	90.6%	0	N.A	82.5%	0	N.A	81.4%	0	N.A
Pax on board (thousand)	70	0	N.A	230	0	N.A	268	0	N.A
On-time Departures	94.3%	95.5%	-1.2 p.p	93.5%	96.6%	-3.0 p.p	92.7%	95.7%	-3.0 p.p
Flight Completion	99.6%	99.4%	0.2 p.p	99.6%	98.3%	1.3 p.p	99.4%	98.4%	1.0 p.p
Cargo Ton (thousand)	5.9	3.0	92.1%	25.6	15.3	68.0%	52.5	34.1	53.8%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for May 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshares and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies, and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad and has a partnership with Mercado Livre. The Company has a team of 14,100 highly qualified airline professionals focused on Safety, GOL’s number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer